Exhibit 99.1

Medigus Enters Orthopedic Market with New Development

and Manufacturing Agreement for Integrated Visualization Device with A.M. Surgical Inc.

Project Size $780,000

The integrated visualization device is designated to provide surgical control and visualization during endoscopic carpal tunnel releases; hundreds of thousands of procedures performed annually in the United States

OMER, Israel, June, 26, 2018 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and an innovator in direct visualization technology, today announced that they have entered into a development agreement with A.M. Surgical, Inc., an orthopedic company that develops and markets minimally invasive surgical devices for the upper & lower extremity surgeon. The agreement requires Medigus to develop and manufacture an integrated visualization device based on its micro ScoutCam™ technology to work with Stratos™, the A.M. Surgical product for endoscopic procedures.

Under the agreement, Medigus will provide prototypes of the integrated visualization device, followed by production of the first two batches of the integrated visualization device. The total project budget is $780,000, which will be paid based on milestones. The Medigus/A.M. Surgical integrated visualization device may have the long-term potential of offering a higher level of surgical control and visualization during endoscopic carpal tunnel release for hundreds of thousands of procedures annually in the US.

The micro ScoutCam™ portfolio of products includes a range of video cameras with small diameter heads that use CMOS (complementary metal oxide semiconductor) based sensors. These innovative cameras are suitable for both medical and industrial applications. Medigus designs and manufactures endoscopic and micro camera systems for partner companies, including major players in the medical and industrial fields. Medigus is committed to provide integrated solutions to meet its customer’s imaging needs.

“We are pleased that A.M. Surgical, Inc. has chosen Medigus as its development and manufacturing partner and feel it is a true testament to the value of our technology, which covers a broad scale of innovative applications,” said Chris Rowland, CEO of Medigus. “This development program with A.M. Surgical is part of the Medigus strategy to leverage our innovative technology and create value for our shareholders.”

“A.M. Surgical is committed to develop minimally invasive surgical devices for the orthopedic field and chose Medigus because of its research and development proficiency,” said Ather Mirza, MD, CEO of A.M. Surgical. “We are looking forward to our partnership with Medigus as we work together to provide surgeons with a procedural application that may help patients return to their lives faster and with less pain.”

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. Medigus makes persistent efforts to gain MUSE adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange Ltd.). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

About A.M. Surgical, Inc.

A.M. Surgical, Inc. develops and markets minimally invasive surgical devices for the upper and lower extremity surgeon. Founded by Ather Mirza, MD in 1995, our company has maintained his vision of developing surgical products that are intuitive in design, improve patient outcomes and offer economic solutions for the surgeon and healthcare facility. The company is headquartered in Smithtown, New York. To learn more, visit www.amsurgical.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company’s filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:

Chantal Beaudry

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com